FILED BY KING PHARMACEUTICALS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
SUBJECT COMPANY: KING PHARMACEUTICALS, INC.
COMMISSION FILE NO.: 001-15875

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD BY KING PHARMACEUTICALS, INC. ON AUGUST 13, 2004

FINAL TRANSCRIPT

Conference Call Transcript

KG - King Pharmaceuticals and Palatin Technologies Announce Strategic Alliance to Jointly Develop and Commercialize PT-141 as an Innovative Treatment for Sexual Dysfunction

Event Date/Time: Aug. 13. 2004 / 11:30AM ET

Event Duration:  N/A

CORPORATE PARTICIPANTS

 James Green

 King Pharmaceuticals, Inc - EVP, Corporate Affairs

 Brian Markison

 King Pharmaceuticals, Inc - Pres, CEO, Director

 James Lattanzi

 King Pharmaceuticals, Inc - Director, CFO

CONFERENCE CALL PARTICIPANTS

 Brian Leon (ph)

 CIBC World Markets - Analyst

 Gregg Gilbert

 Merrill Lynch - Analyst

Matt Kaplan

 Analyst

 Al Ranch

 A.G. Edwards - Analyst

 Marc Goodman

 Morgan Stanley - Analyst

PRESENTATION

Operator

 Good day. All sites are now on the conference line in a listen-only mode. If anyone should require assistance during the call today, please press star and zero on your touch-tone phone and an operator will be standing by to help you. And at this time I would like to introduce your moderator, James Green. Please go ahead.

 James Green  - King Pharmaceuticals - Executive Vice President, Corporate Affairs

 Good morning, ladies and gentlemen. Thank you for joining the management of King Pharmaceuticals and Palatin Technologies to discuss the Company's new strategic alliance. I'm James Green, Executive Vice President, Corporate Affairs of King Pharmaceuticals. I'm joined today by Brian Markison, King's President and Chief Executive Officer, and Dr. Carl Spana, the President and Chief Executive Officer of Palatin Technologies. This call will include some remarks from Mr. Markison and Dr. Spana and we'll follow that with a question-and-answer period. Initially, I will note that today's call is copyrighted material of King Pharmaceuticals and Palatin Technologies. And no portion of this call may be rebroadcast, published or otherwise disseminated without the companies' prior express written consent. Also reports and discussions during this conference call will contain forward-looking statements involving certain significant risks and uncertainties that reflect management's current view of future events and operations, including, but not limited to, statements pertaining to the potential development and commercialization of PT-141, statements pertaining to patent protection for PT-141, statements pertaining to the potential market for the product, statements pertaining to the potential safety and efficacy benefits of PT-141, and statements pertaining to the potential value of this transaction to shareholders of King and Palatin. And statements pertaining to the ability of King to market PT-141 following regulatory approval.

These forward-looking statements involve certain significant risks and uncertainties and actual results may differ materially from the forward-looking statements. Certain factors that may cause actual results to differ materially from the forward-looking statements are discussed in the company's press release issued this morning, August 13, 2004, and in the risk factors section and other sections of King's form 10-K for the year ended December 31, 2003, and form 10-Q, for the second quarter ended June 30, 2004, and Palatin's form 10-K for the year ended June 30, 2003, and form 10-Q for the third quarter ended March 31, 2004, all of which are on file with the SEC. The companies do not undertake to publicly update or revise any of their forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. I now turn the call over to Brian Markison, King's President and Chief Executive Officer.

 Brian Markison  - King Pharmaceuticals - Pres., CEO, Director

 Thank you, Jim. Good morning. Today we are extremely pleased to announce our alliance with Palatin to jointly develop and commercialize PT-141 for the treatment of male and female sexual dysfunction. This alliance is an excellent strategic fit for both companies, and should position us to satisfy many of the unmet needs of key patient populations within this large and important market segment. Moreover, this transaction exemplifies King's strategy to in-license promising novel branded prescription pharmaceutical products in development that have considerable market potential. Current literature indicates that about half of all patients who receive an initial prescription for a PDE 5 inhibitor do not renew the prescription due chiefly to side effects or adverse events, drug interaction issues, which Carl will elaborate on a little bit later in the call and/of the lack of an acceptable level of responsiveness or efficacy. Moreover there is a tremen dous amount of room for expansion in this market.

Importantly, patients who can benefit from PT-141 include the same male population that utilizes King's products today and in particular Altace, the leading branded ace inhibitor. Accordingly, the incorporation of PT-141 into King's product portfolio compliments our existing primary care and cardiovascular franchises and has a patent protection that should be good through 2020.

The ED market presents a huge opportunity. It is presently estimated to be over $2 billion in annual sales worldwide and is anticipated to grow to a range of between $3.5 to $4 billion by 2008. Clearly, this is a market for which King's primary care and cardiovascular sales force is quite well suited and for which there is tremendous potential. This new alliance with Palatin will capitalize on King's core capabilities providing the developers with exciting innovative technologies with our expensive regulatory, marketing distribution, sales, and marketing expertise. We look forward to working closely with Palatin to bring this important new drug to the market. I will now turn the call over to Carl Spana who will elaborate on the unique properties and potential of PT-141. We will both be available to answer any questions following this discussion. Carl?

 Carl Spana  - Palatin Technologies - Pres., CEO, Director

 Thanks, Brian. First, let me reiterate my excitement and enthusiasm for this alliance. As many of you know, Palatin Technologies is an emerging leader in the pharmaceutical research and development area. We have highly effective teams in the areas of drug discovery, pre-clinical and clinical research, product development, and unique proprietary drug discovery technology. PT-141 is one of our prized drugs. In development for both -- as a treatment for both male and female sexual dysfunction. As a treatment for erectile dysfunction, PT-141 is highly differentiated product from current therapies such as Viagra and Cialis and Levitra which are known as PDE-5 inhibitors. We believe that PT-141 has a potential to be have superior efficacy, a better drug interaction and safety profile and has a unique, novel nasal spray delivery method. It's the first compound in a new drug class called Melanocortin Receptors which basically means that it treats sexual dysfunction by targeting the central nervous system rather than the vascular system. It therefore side steps much of the cardiovascular issues associated with existing PDE-5 inhibitor drugs.

Now let me just describe where we are with PT-141, plus I will give you a little bit of background on the mechanism of action. PT-141 works by targeting the Melanocortin receptors. the Melanocortin receptors regulate a diverse array of functions ranging from pigmentation, inflammation, sexual arousal and energy maintenance.

Palatin's research suggests that PT-141 which will be delivered intra-nasally works with a mechanism involving the central nervous system rather than directly on the vascular system or blood flow. As PDE-5 inhibitors do. As a result, PT-141 should offer significant safety and efficacy benefits over currently available products. The central nervous system mechanism of action may enable us to effectively treat a broad range of patients. Thus a larger patient population might actually benefit from PT-141 than can be served by currently marketed ED therapies.

Summarizing our clinical trials, PT-141 has been evaluated in over 600 patients in more than 20 clinical trials. Most importantly, a 270 patient, 20-site, Phase II B clinical trial was completed late last year that demonstrated the effectiveness and safety of PT-141 across a range of doses in patients who participated in the trial.

Also imporant to note is that based on our preclinical data we do not anticipate that PT-141 will be assocated with the cardiovascular side effects such as headache and sudden drop of blood pressure in cardiac patients taking nitroglycerin. In fact, men receiving PT141 in a Phase I clinical safety study tolerated the drug well at all doses and investigators reported no safety issues with the treatment./P>

In terms of actual usage, approximately 30 minutes before intercourse, the patient would take a single intra-nasal dose of PT-141. The rapid onset of PT-141 activity should be preferred to patients when compared to the one hour or more that current oral ED therapies require. In addition, the nasal formulation of PT-141 is as convenient as oral treatment, and more patient friendly than invasive treatments for ED.

We are confident that upon approval, PT-141's differentiated features will enable many more patients to be effectively treated for erectile dysfunction. To add to the potential of our product, we're pleased to have found a partner that not only has strong regulatory, manufacturing, and distribution capabilities, but an established primary care physician and cardiovascular specialist sales force. One that will maximize PT-141's potential.

This is a smart deal for us, both strategically and financially, as we gather from the terms of the deal outlined in our joint press release issued earlier today. In addition, our collaboration with King also speaks to the value of the science and development teams we have built at Palatin. Our teams will be working closely with King throughout the final development and commercialization of PT-141.

We are extremely confident that by teaming up with King, we will be able to successfully commercialize PT-141 and meet the needs of an underserved market. Again I would like to thank you for your interest in King and Palatin and will now turn the session back over to Jim Green.

James Green  - King Pharmaceuticals - Executive Vice President, Corporate Affairs

At this time we'll -- operator if you'll open it up for a question and answer session.

QUESTION AND ANSWER

Operator

 One moment, please.

Our first question comes from the site of Brian Leon with CIBC World Markets.

 Brian Leon  - CIBC World Markets - Analyst

 Hi, good morning. Thanks for taking the question. A couple of questions. The net profit share is based on an agreed-upon percentage. Can you help us understand how this compares to just a typical royalty deal, if you can give us any more detail there? And secondly, with the upcoming merger with Mylan, can you talk about if Mylan's comfort level here, has Mylan gone over the project, does Mylan have any option to review things from here? And just let us know, you know, if possible, if they are on board fully. Thanks.

 Brian Markison  - King Pharmaceuticals - Pres., CEO, Director

 Brian, thanks for the question. This is Brian Markison. Let me start with the second question first and then come back to the first question. Obviously, when you look at the timing of the Palatin announcement that we just made, you know, Mylan was involved, and in fact sat side by side with us on many parts of this. And we were very happy to have them with us at the table to talk about some of these things. And again, what you have to think about is with the pending merger, the core strength that King has, and now the added strength of Mylan adding to our R&D, with their R&D, their regulatory, our regulatory expertise, you know, what we're really doing is creating the type of transaction here that is absolutely going to be a part of the go-forward strategy for the combined entities. So we are even more excited to have Mylan as a part of -- a part of this when the merger closes. Now, on the profit share, we really don't talk about that too much. We have stated as a co-development agreement and we do share both in revenues and expenses, at a certain percentage rate, but we're not really going to elaborate too much on that at all.

 Carl Spana  - Palatin Technologies - Pres., CEO, Director

I would just like to, from Palatin's perspective - just jump in for a second and say that, you know, we really believe that we have a win over product in PT-141 and one of the additional attractive things of this collaboration is that we are able to continue to share risk with King, for what we believe will be a better upside when the product is finally commercialized. So we think that this could -- we're willing to take more risk and for that we will share in a better upside than a straight royalties transaction.

 Brian Leon  - CIBC World Markets - Analyst

 Great. Thanks a lot. Congratulations.

 Brian Markison  - King Pharmaceuticals - Pres., CEO, Director

 Thank you.

Operator

 Next we will go to the next site of Gregg Gilbert with Merrill Lynch. Please go ahead.

 Gregg Gilbert  - Merrill Lynch - Analyst

 I have a couple of questions on the product itself. First what was the response rate in any other efficacy parameters in the Phase II B trial you just mentioned, Carl.?  What side effects we're seen in the Phase II B and what is the duration of effect of the product?

 Carl Spana  - Palatin Technologies - Pres., CEO, Director

 Sure, I will address those issues. The percent responder in the clinical trial was somewhere around 70-plus percent. It was a dose response. And so we're right in the range where we want to be. With regard to efficacy parameters, there were four doses tested in Phase II B, the top three doses all met or exceeded significance versus placebo on all end points, all four doses met the secondary end points as well. So it was very good efficacy across the board. With regard to side effects of PT-141, we expect to see really three types of side effects. They would be a brief facial flush anywhere from 20 to 30% of the patients may experience that. That's not unique to PT-141. That is seen with all treatments or current treatments for erectile dysfunction. They lead to some type of facial flushing. We would see brief transient nausea which would come on about 45 minutes post taking the drug and will last anywhere from five minutes to half an hour. Again that will go in a dose related fashion anywhere from about 5% up to 15% of the patients may experience that. Again not unique to PT-141. Current treatments also have gastrointestinal side effects such as reflux as well. And finally, because of the intra-nasal route of administration we will experience some small percentage of postnasal drip or after-taste which can be masked through a masking agent. Duration of the drug in the study was somewhere around 8 to 12 hours, so we're not quite as long as Cialis but we're substantially longer than the Viagra and Levitra.

 Gregg Gilbert  - Merrill Lynch - Analyst

 And what comes next in the clinical development plan from here? What are the key milestones?

 Carl Spana  - Palatin Technologies - Pres., CEO, Director

 Well, we have been working very closely with the King team even prior to the close of the deal. And what we will be looking at now is a more comprehensive dose ranging study in Phase II. That will start in the fall. And will wrap up probably in the beginning of next year. And in addition to that, we will be conducting a variety of drug interaction studies all designed to enhance the commercial potential of the drug, i.e. looking at interactions with nitrates, alpha blockers, and other types of cardiovascular medications that are issues for current treatment but we know from our early work with PT-141 will not be issues for us so we want to make sure that we can include those patients in our pivotal program. This will all wrap up probably in the middle of '05. We will come in, go into the end of Phase II meeting and then really late next year, early '06 will begin our pivotal program so we're on track as Palatin has put out to really be in the mar ket in the first half of '08.

Operator

 Thank you. Our next question comes from the site of Matt Kaplan of  Punk Ziegel.   Please go ahead.

 Matt Kaplan  -Punk Ziegel - Analyst

 Hi, thanks for taking my questions. And congratulations on the deal. With respect to, you now, Carl, -- I guess a question for Carl, and a question for Brian. With respect to 141 and PDE-5 inhibitors Carl, could you give us a little bit more color in terms of how this compares both on what you're seeing so far in the trials from a safety and also efficacy point of view, what the results you've seen so far?

 Carl Spana  - Palatin Technologies - Pres., CEO, Director

 Sure, I mean I think what we're seeing with PT-141 is that we've got a very nice emerging drug profile. We have a rapid time to onset of the product, so it will be much more rapid, but we're not seeing interactions with alcohol or food, which are concerns for the PDE-5 inhibitors. The efficacy in this study was comparable to that seen with the PDE-5 inhibitors, keeping in mind that our treatment period was only four weeks. Really, you will not see optimal treatment effects with PT-141 till we start the next study, which is where we go out for three months of treatment. So I think that we're going to have efficacy that will be in the middle to the high end of what's going to be seen with the PDE 5s.

 Matt Kaplan  -- Analyst

 Okay. Great. And I guess in terms of the collaboration; is there a joint steering committee that decides on what trials to be done? And what the -- what the steps are in terms of development? Or is it King does this on their own?

 Brian Markison  - King Pharmaceuticals - Pres., CEO, Director

 Well, Matt, this is Brian. This is very much a partnership. So, you know, without getting into the details of our contract, we are looking to jointly develop the product, and obviously, you know, different parties bring different strengths to the table and where we have the strengths, that's where we will try to lead. So it's a joint program.

 Matt Kaplan  - (INAUDIBLE) - Analyst

 And Brian, just a quick follow-up on the -- how Mylan was involved from the previous question, was Mylan involved in the diligence that went on, or were they just involved in negotiations of the terms of the deal?

 Brian Markison  - King Pharmaceuticals - Pres., CEO, Director

 I'm not going to really get into the specifics of Mylan's involvement. What I can tell you is that they have spent a fair amount of time with us looking at this, and they are comfortable that we are where we are, and in fact, excited once again about the ability to take this product and now this combined entity, which will be King plus Mylan, and really optimize the commercial potential of PT-141, so I think what we're looking for is an even stronger platform as a branded business with greater support to launch this product. So we're very excited about that.

Operator

 Thank you. We will take our next question from Al Rauch with A.G. Edwards. Please go ahead.

 Al Rauch  - A.G. Edwards - Analyst

 Thank you. Good morning. I have a question about the composition of matter patent. My understanding is that this class of peptides have been around for a long time. I was wondering how you were able to get a competition matter for your product.

 Carl Spana  - Palatin Technologies - Pres., CEO, Director

 Well, the -- you are true, we actually own the rights to those patents under the license that you're referring to, PT-141 is a derivative of a peptide that was discovered and in-licensed at the University of Arizona, in-licensed to Palatin, is actually a metabolite, a novel chemical entity not directly covered in those patents and we were able to file on that, and we have issued now, a -- a patent that could take us out to 2020.

 Al Rauch  - A.G. Edwards - Analyst

 Okay. So it is a derivative that I guess that allows it to cross the nasal membranes easier then?

 Carl Spana  - Palatin Technologies - Pres., CEO, Director

 I mean we're not going to -- I won't go into details of it but suffice to say it is differentiated and unique over what was in the previous literature.

 Al Rauch  - A.G. Edwards - Analyst

 Okay. Thank you.

Operator

 Thank you. Next we will go to the site of Marc Goodman with Morgan Stanley. Please go ahead.

 Marc Goodman  - Morgan Stanley - Analyst

 Two questions. First is there any plans for a head-to-head study versus any of the orals, and second, what type of tox work has been done and needs to be done going forward.

 Carl Spana  - Palatin Technologies - Pres., CEO, Director

 I will take that just straight on. One, on the first point, you know, we're in the early days of working with the King commercial team, and clearly, you know, as we work together, and understand where the commercial positioning of the product will be, we will make that determination. With regards to the tox work, a fair amount of the tox work has already begun for PT-141. We are actually in the end stage of completing a long-term animal tox work, our nine-month studies. The carcinogenic studies have been started already and they're in the process of being conducted as well and a whole variety of earlier toxicity studies have been done as well so I would say that we are right on track as to where we should be with the tox work to support the clinical and development programs.

 Brian Markison  - King Pharmaceuticals - Pres., CEO, Director

 Mark, this is Brian. You know, your question on Phase III is a good one. And you know, one of the ways that we looked at this as King is with the product, its potential, the safety profile, the differential molecule, differential mechanism of action, we have a number of shots on goal here, so when you look at, you know, looking at approval, looking at designing a label for Phase III clinical trials, the potential outcomes, we're going to learn a little bit more in the remaining Phase II clinical trials that we're going to go through, but you have, you know, at least four populations, broadly speaking, that could certainly benefit from this product, which equates to, you know, what I would call regulatory shots on goal, so, you know, I think ultimately the Phase III trials will be indicative of where we're going with our label, but we do have the luxury fortunately of time right now, to collect more information, and also look at the commercial fit for our company, but where the greatest unmet medical need is going to be.

Operator

 Thank you. Next we will go to the site of Gregg Gilbert of Merrill Lynch.

 Gregg Gilbert  - Merrill Lynch - Analyst

 Yes, just a quick follow-up for Brian. Are you in conversations with other companies for additional licensing activity at this point?

 Brian Markison  - King Pharmaceuticals - Pres., CEO, Director

 Greg, I'm glad you asked. It's a pretty competitive environment out there. And we had three of these going at once and now we can -- we're putting one behind us, and we're going to keep going and marching up the hill.

 Gregg Gilbert  - Merrill Lynch - Analyst

 And as you think about your financial flexibility, Brian, I assume you're assuming, for now, that you can do these on an independent basis, if for some reason the deal were not to go forward with Mylan?

 Brian Markison  - King Pharmaceuticals - Pres., CEO, Director

 Well, we always, we always, always have the rigor financially and look at these things as stand-alone assets. You know, you would expect that we would take it apart, put it back together, put the classic financial discipline around it, and, you know, what I don't want people to misconstrue is, you know, this agreement's a collaboration, but it also pays for success when that success happens, okay? So we're very comfortable with how we're going about this, and very comfortable with this, even as an independent company.

 Gregg Gilbert  - Merrill Lynch - Analyst

 Thank you.

Operator

 Thank you. Mr. Green, at this point, I will turn the call back over to you.

 James Green  - King Pharmaceuticals - Executive Vice President, Corporate Affairs

 Very well, thank you, operator. We appreciate everyone's participation in our conference call today. And we appreciate your interest. Thank you for joining us.

Operator

 That concludes today's conference. Thank you for attending. You may disconnect at any time. And everyone, have a great day.

In connection with the proposed transaction, King and Mylan will file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and a joint proxy statement.  Investors and security holders of King and Mylan are urged to carefully read those documents (when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about King, Mylan, the transaction and related matters.  Investors and security holders may obtain those documents (and any other documents filed by King or Mylan with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affai rs, 501 Fifth Street, Bristol, TN 37620.  The documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317.  Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

King, Mylan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of King and Mylan in favor of the merger. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for directors and executive officers who have since joined, or departed from, Mylan. Inve stors and security holders may obtain more detailed information regarding the direct and indirect interests of King, Mylan and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.